FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,  December, 2002
                   ---------------


                          Research In Motion Limited
------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                     Form 40-F      X
                       ------------                    ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No        X
                 ---------------                 ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX

Document                                                            Page No.

1.       News Release dated December 19th, 2002                        4

                                                                    Document 1

                                                             December 19, 2002



RESEARCH IN MOTION REPORTS THIRD QUARTER RESULTS

Waterloo, Ontario - Research In Motion Limited ("RIM") (Nasdaq: RIMM, TSX:
RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended November 30, 2002 (all figures in U.S. dollars and Canadian GAAP).

Revenue for the third quarter of fiscal 2003 was $74.2 million, up slightly from $73.4 million in the previous quarter. The revenue breakdown for the quarter was 37% for handhelds, 44% for service, 11% for software licences and development, and 8% for OEM radios and other revenue. The total number of BlackBerry(TM) subscribers increased by approximately 60,000 from the prior quarter to 463,000 subscribers, and the total number of organizations with the BlackBerry Enterprise Server installed increased to over 8,500 from approximately 7,300, as at November 30, 2002. Gross margins also increased to 46.5% in the current quarter from 45.8% in the prior quarter.

"During the last quarter, RIM made significant advances on a number of strategic fronts including product introductions, licensing agreements, and operational improvements," said Jim Balsillie, Chairman and Co-CEO at RIM. "We are especially pleased to report that the strong subscriber growth trend for BlackBerry is continuing, with 60,000 net subscriber additions in the quarter. Our accomplishments in the third quarter have extended our competitive lead and set the stage for continuing growth with customers and partners."

As previously announced, the Company recorded two non-recurring pre-tax charges during the quarter. A restructuring provision of $6.6 million associated with the cost reduction initiatives announced on November 12, 2002 was charged to operations. Restructuring charges largely consisted of severance costs, expenses incurred to vacate excess leased facilities, and charges for redundant capital assets, such as computer equipment and office furniture. The Company also recorded a provision of $27.8 million for damages, current legal costs and anticipated ongoing legal costs with respect to the jury verdict in the NTP, Inc. trial that was announced on November 21, 2002. The award of damages, approximately $23 million, remains subject to post trial motions and appeal.

As a result of the above charges to operations during the quarter, as well as forecasted near term operating losses, the Company has made a decision to report results of operations without tax-affecting losses and to increase the valuation allowance with respect to its future tax assets, resulting in a non-recurring, non-cash charge of approximately $40.1 million. This charge is reflected as follows: $37.4 million is included in the provision for income taxes and the remaining $2.7 million, representing scientific research investment tax credits, is charged to research and development expenses.

"The accounting standards that relate to income taxes require the valuation of tax assets to be primarily measured using the Company's past performance and current financial conditions," said Dennis Kavelman, Chief Financial Officer at RIM, "Consequently, we have made the decision to write-off the future tax assets for accounting purposes. We will also not be recording a tax benefit until the Company achieves profitability. These net future tax assets have a substantially indefinite life and unrecognized tax benefits of approximately $60 million remain available for use against taxes on future profits. This write-down does not affect the Company's cash position."

The GAAP net loss for the quarter was $92.3 million, or $1.20 per share, compared to a net loss of $14.3 million or $0.18 per share in the prior quarter. Reconciling this reported loss with the company's previous publicly disclosed guidance for the quarter of a loss of $0.18-$0.23 per share (which excluded the two non-recurring charges and included a notional tax recovery estimated at the Company's previously forecast 20% tax rate) the adjusted, non-GAAP, net loss for the quarter was approximately $14.3 million, or $0.19 per share, as detailed below:


Reconcilation of GAAP net loss as reported to adjusted net loss
(United States dollars, in thousands except per share data)

                                                                                         For the three
                                                                                          months ended
                                                                                         Nov. 30, 2002
-------------------------------------------------------------------------------------------------------

GAAP net loss, as reported                                                                $    (92,324)

Add back non-recurring items:

  Restructuring charge                                                                           6,550
  Litigation and related expenses                                                               27,760
  Increase in future tax asset valuation allowance, charged to
  provision for income taxes                                                                    37,365
  Investment tax credits, charged to research and
  development expense                                                                            2,726
                                                                                          -------------
Adjusted loss before recovery of income taxes                                                  (17,923)

Notional tax recovery, estimated at 20%                                                         (3,585)
                                                                                          -------------
Adjusted net loss                                                                         $    (14,338)
                                                                                          ==============

Adjusted net loss per share, basic and diluted                                            $      (0.19)
                                                                                          ==============

 Note:  the adjusted net loss and adjusted net loss per share do not have any standardized meaning prescribed by GAAP and thus are not comparable to similar measures presented by other issuers.  Investors are encouraged to consider this adjusted measure in the context of RIM's GAAP results.

The total of cash, cash equivalents, marketable securities and long-term portfolio investments was approximately $531.1 million as at November 30, 2002, compared to $549.9 million at the end of the previous quarter, for a net decrease of $18.8 million quarter over quarter. Cash used in operations represented approximately $5.2 million, of which $2.4 million was paid with respect to the restructuring activities. Acquisitions of capital and other intangible assets accounted for the majority of the balance of $13.6 million.

Highlights of the third quarter:

o Nokia and RIM signed a BlackBerry software licensing agreement. Under the terms of the agreement, RIM has granted Nokia the right to use and distribute certain BlackBerry software in conjunction with Nokia products on a global basis.

o Palm and RIM signed a royalty-bearing agreement in principle setting out the fundamental terms under which RIM will license certain RIM keyboard patents to Palm.

o Handspring and RIM signed a royalty-bearing agreement in principle setting out the fundamental terms under which RIM will license certain RIM keyboard patents to Handspring.

o RIM unveiled the Java-based BlackBerry 6710 TM (world band) and BlackBerry 6720 TM (dual band) data and voice-enabled handhelds for global GSM/GPRS networks. New handheld features include integrated speaker/microphone, removable/rechargeable battery and the ability to travel internationally with one handheld.

o Nextel announced commercial availability of the BlackBerry 6510(TM) and BlackBerry Web Client in the United States.

o AT&T Wireless introduced the BlackBerry 6710(TM) and BlackBerry Web Client in the United States.

o T-Mobile began offering the BlackBerry 6710 and BlackBerry Web Client in the United States, as well as the BlackBerry 6720 in Europe.

o    Rogers AT&T Wireless launched the BlackBerry 6710 in Canada.

o Telstra launched the BlackBerry wireless solution in Australia for the first time.

o    Hutchison Telecom launched BlackBerry Web Client in Hong Kong.

o RIM announced the release of BlackBerry Enterprise Server v3.5 which goes beyond wireless email by providing in-house software developers and Independent Software Vendors (ISVs) with a powerful platform for extending corporate data wirelessly and securely. BlackBerry Enterprise Server v3.5 also provides IT departments with new advanced management features that simplify the deployment and ongoing administration of BlackBerry Wireless Handhelds.

o BlackBerry won the Enterprise Product of the Year Award at the Computing Industry Awards as well as PC Expert's Interop Award for being one of the Ten Best Products of the Year. As a company, RIM received Deloitte & Touche's Technology Fast 50 Award as well as the Manning Innovation Award.

o A variety of new initiatives were introduced through the BlackBerry Alliance Program including announcements with Consilient, NetIQ and SAIC. Consilient is providing Novell(R) GroupWise users with wireless access to email via BlackBerry. NetIQ will deliver advanced management tools for BlackBerry Enterprise Server v3.5. SAIC will extend enterprise applications to mobile environments through BlackBerry.

Highlights subsequent to quarter end:

o Verizon Wireless and RIM announced plans to offer the new BlackBerry 6750(TM) that supports the CDMA2000 1X standard operating on Verizon Wireless' Express Network. The BlackBerry 6750 will also be available through Bell Mobility in Canada.

o RIM and Alpha Micro Components announced a new supply agreement that enables Alpha Micro to distribute RIM's OEM radio modems for GSM/GPRS wireless networks to device manufacturers in the UK and Ireland. RIM also announced that its radio modems for GSM/GPRS networks received regulatory certifications in North America, Europe and Asia Pacific.

The replay of the company's Q3 conference call can be accessed after 7 p.m. (eastern time) December 19 2002 until midnight (eastern) December 26, 2002. It can be accessed by dialing 416-640-1917 and entering reservation number 221667#. The conference will also appear on the RIM web site, live at 4:45pm and archived, at www.rim.net/investors/index.shtml until midnight January 3, 2003.


About Research In Motion (RIM)
Research In Motion Limited is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information:
Contact RIM Investor Relations at (519) 888-7465 or investor_relations@rim.net


Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statements of Operations


                                                   For the three months ended                For the nine months ended
                                           November 30,       August 31,     December 1,     November 30,      December 1,
                                                   2002             2002            2001             2002             2001
---------------------------------------------------------------------------------------------------------------------------
                                                                            (unaudited)
Revenue                                      $   74,176       $   73,418      $   70,857      $   219,230       $  227,921
Cost of sales                                    39,670           39,823          44,385          119,976          157,187
                                        -----------------------------------------------------------------------------------
Gross margin                                     34,506           33,595          26,472           99,254           70,734
                                        -----------------------------------------------------------------------------------

Expenses
Research and development, net
of government funding                            16,843           13,913          10,485           43,381           25,430
Selling, marketing and administration            33,415           28,529          25,650           89,917           75,759
Amortization                                      7,798            7,032           4,427           21,990           11,724
Restructuring charge                              6,550                -               -            6,550                -
Litigation and related expenses                  27,760            4,910               -           32,670                -
                                        -----------------------------------------------------------------------------------
                                                 92,366           54,384          40,562          194,508          112,913
                                        -----------------------------------------------------------------------------------

Loss from operations                            (57,860)         (20,789)        (14,090)         (95,254)         (42,179)

Investment income                                 2,901            2,877           5,164            8,932           21,407
                                        -----------------------------------------------------------------------------------
Loss before write-down of                       (54,959)         (17,912)         (8,926)         (86,322)         (20,772)
investments and provisions
for income taxes
Write-down of investments                             -                -               -                -            5,350
                                        -----------------------------------------------------------------------------------
Loss before provision for                       (54,959)         (17,912)         (8,926)         (86,322)         (26,122)
(recovery of) income taxes
Provison for (recovery of) income taxes          37,365           (3,612)         (2,668)          31,106           (6,193)
                                        -----------------------------------------------------------------------------------
Net loss                                     $  (92,324)      $  (14,300)     $   (6,258)     $  (117,428)      $  (19,929)
                                        ===================================================================================

Loss per share
                                        -----------------------------------------------------------------------------------
     Basic and diluted                       $    (1.20)      $    (0.18)     $    (0.08)      $    (1.51)      $    (0.25)
                                        ===================================================================================
Weighted average number of
common shares outstanding (000's)
     Basic and diluted                           76,993           77,753          78,435           77,812           78,403


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Balance Sheets



As at                                                                              November 30,               March 2,
                                                                                           2002                   2002
-----------------------------------------------------------------------------------------------------------------------
                                                                                     (unaudited)
Assets
Current
Cash and cash equivalents                                                         $     350,676          $     340,476
Marketable securities                                                                         -                304,083
Trade receivables                                                                        44,302                 42,642
Other receivables                                                                         6,182                  5,976
Inventory                                                                                29,116                 37,477
Prepaid expenses and other assets                                                         5,900                  6,664
                                                                         ----------------------------------------------
                                                                                        436,176                737,318


Long-term portfolio investments                                                         180,403                      -
Capital assets                                                                          167,150                151,843
Goodwill and other intangible assets                                                     76,738                 30,398
Future income tax assets                                                                      -                 28,598
                                                                         ----------------------------------------------
                                                                                  $     860,467          $     948,157
                                                                         ==============================================

Liabilities
Current
Accounts payable and accrued liabilities                                          $      68,797          $      46,934
Accrued litigation and related expenses                                                  29,159                      -
Income taxes payable                                                                      4,496                  2,446
Deferred revenue                                                                         11,054                  9,773
Current portion of long-term debt                                                           344                    385
                                                                         ----------------------------------------------
                                                                                        113,850                 59,538

Long-term debt                                                                           11,052                 11,874
                                                                         ----------------------------------------------
                                                                                        124,902                 71,412

Shareholders' equity
Capital stock                                                                           873,972                894,750
Deficit                                                                                (138,407)               (18,005)
                                                                         ----------------------------------------------
Total shareholders' equity                                                              735,565                876,745
                                                                         ----------------------------------------------
                                                                                  $     860,467          $     948,157
                                                                         ==============================================


                          Research In Motion Limited
                    Incorporated under the Laws of Ontario
          (United States dollars, in thousands except per share data)


Consolidated Statement of Cash Flows



                                                                                      For the three         For the nine
                                                                                       months ended         months ended
                                                                                      Nov. 30, 2002         Nov. 30, 2002
----------------------------------------------------------------------------------------------------------------------------
                                                                                               (unaudited)
Cash flows from operating activities
Net loss                                                                                $   (92,324)       $   (117,428)

Items not requiring an outlay of cash:
Amortization                                                                                  7,883              22,488
Future income taxes                                                                          40,774              28,598
Other non-cash items                                                                            490                 490
                                                                                 ---------------------------------------
                                                                                            (43,177)            (65,852)

Net changes in non-cash working capital items                                                37,964              59,980
                                                                                 ---------------------------------------

                                                                                             (5,213)             (5,872)
Cash flows from financing activities
Issuance of share capital and warrants                                                          290                 750
Buyback of common shares pursuant to Common Share Purchase Program                                -             (24,502)
Repayment of debt                                                                              (137)             (1,077)
                                                                                 ---------------------------------------
                                                                                                153             (24,829)
                                                                                 ---------------------------------------
Cash flows from investing activities
Acquisition long-term portfolio investments                                                 (98,881)           (180,403)
Acquisition of capital assets                                                                (7,364)            (36,395)
Acquisition of intangible assets                                                             (4,355)            (24,394)
Acquisition of subsidiaries                                                                  (2,060)            (21,990)
Acquisition of marketable securities                                                              -             (41,900)
Proceeds on sale and maturity of marketable securities                                       72,266             345,983
                                                                                 ---------------------------------------
                                                                                            (40,394)             40,901
                                                                                 ---------------------------------------

Net increase (decrease) in cash and cash equivalents for the period                         (45,454)             10,200

Cash and cash  equivalents, beginning of period                                             396,130             340,476
                                                                                 ---------------------------------------
Cash and cash  equivalents, end of period                                               $   350,676         $   350,676
                                                                                 =======================================

                                                                                              As at                As at
                                                                                      Nov. 30, 2002        Aug. 31, 2002

Cash and cash equivalents                                                               $   350,676         $   396,130
Marketable securities                                                                             -              72,266
Long-term portfolio investments                                                             180,403              81,522
                                                                                 ---------------------------------------
Cash, cash equivalents, marketable securities and long-term portfolio investments       $   531,079         $   549,918
                                                                                 =======================================



                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Research In Motion Limited
                                         -------------------------------------
                                                       (Registrant)


Date:  December 20, 2002                  By:  /s/ Rob Duncan
       -------------------                    -------------------------------
                                                          (Signature)
                                              Rob Duncan
                                              VP, Corporate Controller